UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)

NUTRASTAR INTERNATIONAL INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

67060M 107
(CUSIP Number)

Richard E. Fearon, Jr.
Accretive Capital Management, LLC
16 Wall Street, 2ndFloor
Madison, Connecticut 06443
(203) 482-5805
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 23, 2013
(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67060M 107

1	NAMES OF REPORTING PERSONS Accretive Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,738,081 shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,738,081 shares of Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,738,081 shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.31% (1)(2)
14	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Includes (a) 1,260,581 shares of the common stock, par value $0.001 per share (the “Common Stock”) of Nutrastar International Inc. (the “Company”) held directly by Accretive Capital Partners, LLC (“Accretive Capital Partners”), of which Accretive Capital Management, LLC (“Accretive Capital Management”) is the manager and Richard E. Fearon Jr. (“Mr. Fearon”) is the managing partner of Accretive Capital Management and (b) 477,500 shares of Common Stock that Accretive Capital Partners may acquire upon the conversion of 47,750 shares of Series A Preferred Stock, par value $0.001 per share of the Company (the “Series A Preferred Stock”) at any time, on a one-for-ten basis, at the option of Accretive Capital Partners. However, the conversion of Series A Preferred Stock is subject to Section 4(f) of the Certificate of Designation setting forth the designation and rights of the Series A Preferred Stock, under which, the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon conversion of Series A Preferred Stock held by Accretive Capital Partners cannot be more than 9.99%.

(2)	All percentages set forth in this Schedule 13D are based upon 16,377,606 shares of Common Stock outstanding as of the date of this Schedule 13D.

CUSIP No. 67060M 107

1	NAMES OF REPORTING PERSONS Accretive Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,738,081 shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,738,081 shares of Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,738,081 shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.31% (1)(2)
14	TYPE OF REPORTING PERSON (see instructions) CO

(1)

Includes (a) 1,260,581 shares of the Common Stock of the Company held directly by Accretive Capital Partners, of which Accretive Capital Management is the manager and Mr. Fearon is the managing partner of Accretive Capital Management and (b) 477,500 shares of Common Stock that Accretive Capital Partners may acquire upon the conversion of 47,750 shares of Series A Preferred Stock at any time, on a one-for-ten basis, at the option of Accretive Capital Partners. However, the conversion of Series A Preferred Stock is subject to Section 4(f) of the Certificate of Designation setting forth the designation and rights of the Series A Preferred Stock, under which, the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon conversion of Series A Preferred Stock held by Accretive Capital Partners cannot be more than 9.99%.

(2)	All percentages set forth in this Schedule 13D/A are based upon 16,377,606 shares of Common Stock outstanding as of the date of this Schedule 13D.

CUSIP No. 67060M 107

1	NAMES OF REPORTING PERSONS Richard E. Fearon, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,791,681 shares of Common Stock (1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,791,681 shares of Common Stock (1)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,791,681 shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.63% (1)(2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Includes (a) 53,600 shares of Common Stock held directly by Mr. Fearon, among which, 20,000 shares are restricted shares granted pursuant to the Company’s 2009 Equity Incentive Plan, as amended, and vest in equal installments on a semi-annual basis over a two-year period beginning on February 15, 2013; (b) 1,260,581 shares of the Common Stock of the Company held directly by Accretive Capital Partners, of which Accretive Capital Management is the manager and Mr. Fearon is the managing partner of Accretive Capital Management and (b) 477,500 shares of Common Stock that Accretive Capital Partners may acquire upon the conversion of 47,750 shares of Series A Preferred Stock at any time, on a one-for-ten basis, at the option of Accretive Capital Partners. However, the conversion of Series A Preferred Stock is subject to Section 4(f) of the Certificate of Designation setting forth the designation and rights of the Series A Preferred Stock, under which, the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon conversion of Series A Preferred Stock held by Accretive Capital Partners cannot be more than 9.99%.

(2)	All percentages set forth in this Schedule 13D/A are based upon 16,377,606 shares of Common Stock outstanding as of the date of this Schedule 13D.

Item 1. Security and Issuer.

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) relates to the shares of common stock, $0.001 par value per share (the “Common Stock’) of Nutrastar International Inc., a Nevada corporation (the “Company”), which has its principal executive offices at 4/F Yushan Plaza, 51 Yushan Road, Nangang District, Harbin 150090, People’s Republic of China.

Item 2. Identity and Background.

(a) This Amendment No. 2 is being filed jointly by Accretive Capital Partners, Accretive Capital Management and Mr. Fearon (collectively, the "Reporting Persons") to amend and supplement the Items set forth below of the Schedule 13D previously filed with the Securities and Exchange Commission (the "SEC") on December 6, 2012, as amended on July 9, 2013 (collectively, "Schedule 13D").

(b) The principal business address of each of the Reporting Persons is c/o Accretive Capital Management, LLC, 16 Wall Street, 2nd Floor, Madison, Connecticut 06443.

(c) Mr. Fearon is the managing partner of Accretive Capital Management, the manager of Accretive Capital Partners, which in turn is a private investment fund that targets undervalued small and micro-cap public companies representing attractive take-private candidates.

(d) None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Fearon is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

Since the filing of the last amendment to Schedule 13D on July 9, 2013, Accretive Capital Partners has acquired securities of the Company as follows:

Funds used for the purchase of 2,750 shares of Series A Preferred Stock reported herein were derived from available working capital of Accretive Capital Partners. A total of $41,250 was paid to acquire such shares.

Funds used for the purchase of 28,500 shares of Common Stock on the open market reported herein were derived from available working capital of Accretive Capital Partners. A total of $41,170 was paid to acquire such shares.

Funds used for the purchase of 800,000 shares of Common Stock in private transactions reported herein were derived from available working capital of Accretive Capital Partners. A total of $1,112,500 was paid to acquire such shares.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and restated as follows:

The Reporting Persons acquired the securities of the Company that they beneficially own for the investment purposes as they believe that the Common Stock was undervalued and represented an attractive investment.

On January 25, 2012, Accretive Capital Partners acquired 45,000 shares of Series A Preferred Stock from ARC China, Inc., a Shanghai corporation (“ARC China”), through a private transaction. In connection with the share purchase, ARC China assigned its right to cause the Company to appoint or elect one person designated by ARC China to the Company's Board of Directors under certain Securities Purchase Agreement, dated May 27, 2010, by and among the Company and certain investors, to Accretive Capital Partners. Accretive Capital Partners thereafter designated Mr. Fearon as the candidate to be elected to the Company’s Board of Directors. For more information about the Securities Purchase Agreement, please refer to the Company’s Current Report on Form 8-K filed on June 3, 2010.

The Reporting Persons intend to review their investment in the Company on a continuing basis. Subject to applicable legal requirements, the Reporting Persons may purchase additional securities or dispose of all or a portion of their securities of the Company from time to time in open market or private transactions, depending on their evaluation of the Company’s business, prospects and financial condition, the market for the Company’s securities, other developments concerning the Company and general economic, money market and stock market conditions.

Other than as described above in this Item 4 or as would occur upon completion of any of the actions discussed herein, the Reporting Persons do not have any present plan or proposal relating to or that would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a) – (b) As of the date of this Amendment No. 2, Accretive Capital Partners beneficially owns 1,738,081 shares of the Common Stock, including 477,500 shares of Common Stock issuable upon conversion of 47,750 shares of Series A Preferred Stock at any time, at the option of Accretive Capital Partners, on a 1-for-10 basis, representing approximately 10.31% of the outstanding shares of the Common Stock of the Company. However, the conversion of Series A Preferred Stock is subject to Section 4(f) of the Certificate of Designation setting forth the designation and rights of the Series A Preferred Stock, under which, the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon conversion of Series A Preferred Stock held by Accretive Capital Partners cannot be more than 9.99%. By virtue of his direct and indirect control of Accretive Capital Management and Accretive Capital Partners, Mr. Fearon is deemed to have sole voting and dispositive powers with respect to the shares of Common Stock beneficially owned by Accretive Capital Partners, as to which Accretive Capital Management and Accretive Capital Partners are deemed to have shared voting and dispositive powers.

In addition, Mr. Fearon individually owns 53,600 shares of Common Stock representing 0.32% of the outstanding shares of the Company, as to which he has sole voting and dispositive powers.

(c) The Reporting Persons did not effect any transactions in the Company’s securities within the past 60 days except for the following:

1)

On December 23, 2013, Accretive Capital Partners purchased 700,000 shares of Common Stock at a purchase price of $1.40 per share through a private transaction. In connection with this transaction, the Company agreed to file a resale registration statement within a pre-defined period covering the resale of such shares.

2)	On December 23, 2013, Accretive Capital Partners purchased 75,000 shares of Common Stock at a purchase price of $1.30 per share through a private transaction.

3)	On December 23, 2013, Accretive Capital Partners purchased 25,000 shares of Common Stock at a purchase price of $1.40 per share through a private transaction.

4)	On December 26, 2013, Accretive Capital Partners purchased 10,000 shares of Common Stock at a purchase price of $1.46 per share on the open market.

5)	On December 26, 2013, Accretive Capital Partners purchased 10,000 shares of Common Stock at a purchase price of $1.45 per share on the open market.

6)	On December 26, 2013, Accretive Capital Partners purchased 8,500 shares of Common Stock at a purchase price of $1.42 per share on the open market.

(d)     None.

(e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as otherwise indicated above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.
99.1	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 2, 2014

Accretive Capital Partners, LLC
Accretive Capital Management, LLC

Signature	/s/ Richard E. Fearon, Jr.
Richard E. Fearon, Jr., as the managing partner of
Accretive Capital Management, the manager of Accretive
Capital Partners

Richard E. Fearon, Jr.

Signature	/s/ Richard E. Fearon, Jr.